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                           Filed by Fifth Third Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Franklin Financial Corporation Exchange Act File Number 0-24133

[LOGO]  Fifth Third Bank
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                                                           News Release
CONTACT:   Neal E. Arnold, CFO (Analysts)                FOR IMMEDIATE
RELEASE
           (513) 534-4356                                July 24, 2002
           Bradley S. Adams, IR (Analysts)
           (513) 534-0983
           Roberta R. Jennings (Media)
           (513) 579-4153

              Fifth Third To Expand in Nashville, TN to 11 Branches
             Announces Acquisition Of Franklin Financial Corporation

     Fifth Third Bancorp (NASDAQ: FITB) and Franklin Financial Corporation (NASDAQ: FNFN) announced today the signing of a definitive agreement in which Fifth Third will acquire Franklin Financial Corporation and its subsidiary, Franklin National Bank, headquartered in Franklin, Tennessee. Franklin Financial has approximately $775 million in assets and operates in the Nashville metropolitan statistical area (MSA), a market with population growth in excess of 27 percent over the past decade. Franklin National's nine branches will complement Fifth Third's two existing sites in Nashville.

     Fifth Third President & CEO George A. Schaefer, Jr., states, "This merger provides Fifth Third with a tremendous opportunity in Nashville, among the most attractive markets in the Southeast. The area is characterized by a diverse economy, consistent population and job growth and substantial outside investment and expansion. Fifth Third's strategy of expanding into contiguous markets and establishing a platform for future sales growth has proven to be successful for us. We are extremely excited by the opportunities that await us in Nashville and look forward to being able to offer our products and services to the Nashville area's 1.3 million residents. Nashville also serves as an operations base to businesses like the Saturn Corporation, BellSouth, the Nissan Motor Corporation and Vanderbilt University & Medical Center. We are eager to join the distinguished roster of companies operating in this market."

     Mr. Schaefer continues, "We are excited by the opportunity to join forces with Franklin National Bank. Gordon Inman, Richard Herrington and Myers Jones have built a quality franchise that places a premium on consistent quality growth and understands the value of the customer. In fact, U.S. Banker Magazine recently recognized Franklin Financial Corporation as the most profitable community bank holding company in the nation over the past five years."

     The transaction is structured as a tax-free exchange of stock for a total transaction value of approximately $240 million. It is expected to close in the fourth quarter of 2002 and is subject to normal regulatory approvals in addition to the approval of Franklin Financial Corporation shareholders.

     Gordon E. Inman, Chairman, Franklin Financial Corporation, states, "We are extremely proud to partner with a company as successful as Fifth Third. They have an exceptional track record of delivering shareholder value. Fortune Magazine recently named Fifth Third the #1 Superregional Bank in the nation and their company

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has a 28-year track record of increasing earnings. We share many of the same corporate values, including a commitment to customer service and the philosophy that employees should be shareholders and partners."

     Mr. Inman continues, "Franklin Financial Corporation has an excellent growth story, a 12-year track record of success, and a strong demographic presence that has made it an attractive partner for Fifth Third. We're pleased that the foundation we have built will easily complement Fifth Third's affiliate market operating model and be an integral part of the Bank's continuing growth. We believe this is an excellent deal for customers, shareholders and employees alike."

     J. Myers Jones III, President, Franklin National Bank, adds, "With 921 locations primarily in the Midwest and nearly 2,000 ATMs, Fifth Third has an extensive network that will provide Franklin National customers with a new level of banking convenience. In short, Fifth Third will maintain a proven local market operating model and bring best-in-class commercial, retail and investment product offerings to Nashville."

     Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. The Company has $75 billion in assets, operates 16 affiliates with 921 full-service Banking Centers, including 135 Bank Mart(R) locations open seven days a week inside select grocery stores and 1,853 Jeanie(R) ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida and West Virginia. The financial strength of Fifth Third's affiliate banks continues to be recognized by rating agencies with deposit ratings of AA- and Aa1 from Standard & Poor's and Moody's, respectively. Additionally, Fifth Third Bancorp continues to maintain the highest short-term ratings available at A-1+ and Prime-1, and was recently recognized by Moody's with one of the highest senior debt ratings for any U.S. bank holding company of Aa2. Fifth Third operates four main businesses: Retail, Commercial, Investment Advisors and Midwest Payment Systems, the Bank's electronic payment processing subsidiary. Investor information and press releases can be viewed at www.53.com. The company's common stock is traded through the Nasdaq National Market System under the symbol "FITB."

                                    * * * * *

     This document contains or may contain forward-looking statements about Fifth Third Bancorp, Franklin Financial Corporation and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. The document contains certain forward looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third Bancorp, Franklin Financial Corporation and/or the combined company including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third and Franklin Financial do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the businesses in which Fifth Third and Franklin Financial are engaged; and (6) changes in the securities markets. Further information on other factors which could affect the financial results of Fifth Third after the merger are included in Fifth Third's and Franklin Financial's filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov and/or from Fifth Third or Franklin Financial.

     Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction referenced in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Commission by Fifth Third Bancorp and Franklin Financial Corporation. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third Bancorp and Franklin Financial Corporation at the Commission's website at http://www.sec.gov and/or from Fifth Third Bancorp and Franklin Financial Corporation.

     Franklin Financial Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Franklin Financial Corporation with respect to the

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transaction contemplated by the definitive agreement. Information regarding such officers and directors is included in Franklin Financial Corporation's proxy statement for its 2002 Annual Meeting of Shareholders filed with the Commission on April 23, 2002. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Franklin Financial Corporation.

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